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                                                                    EXHIBIT 99.3

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY




JOHN CALABRIA, individually and on
behalf of all others similarly situated,

                  Plaintiff,                             C.A. No.  19595-NC

         v.

BRADLEY INMAN, JOHN MCGRAW, WILLIAM P.                   CLASS ACTION
FOLEY, II, PATRICK F. STONE, DWAYNE M.                   COMPLAINT
WALKER, JOHN R. SNEDEGAR, RICHARD H.
PICKUP, CARL A. STRUNK, FIDELITY
NATIONAL INFORMATION SOLUTIONS, INC.,
and MICRO GENERAL CORPORATION,

Defendants.


                                  INTRODUCTION

         Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

         1. This action arises out of an unlawful scheme and plan by Fidelity National Information Solutions, Inc. ("Fidelity Information") to acquire the remaining ownership of Micro General Corporation ("Micro General" or the "Company") for grossly inadequate consideration and without full and complete disclosure of all material information, in breach of defendants' fiduciary duties.

                                   THE PARTIES
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         2.       Plaintiff is and has been at all relevant times the owner of
Micro General common stock.

         3. Defendant Fidelity Information is a corporation organized and existing under the laws of Delaware with its principal executive offices located at 4050 Calle Real, Santa Barbara, California 93110. Fidelity Information provides multiple listings service organizations with system integration solutions and provides information for making real-estate decisions. Fidelity Information is a majority owned subsidiary of Fidelity National Financial, Inc. ("Fidelity Financial"), which owns approximately 9,478,364 shares or 71.4% of Micro General's common stock.

         4. Defendant Micro General is a corporation organized and existing under the laws of the Delaware with its principal executive offices located at 2510 North Red Hill Avenue, Santa Ana, California 92705, provides electronic commerce business solutions focused on the financial and real estate markets. As of March 5, 2002, there were over 15.66 million shares of Micro General common stock issued and outstanding.

         5. Defendant Bradley Inman ("Inman") is and was at all relevant times a director of Micro General. Inman is also a director of Fidelity Financial.

         6. Defendant John McGraw ("McGraw") is and was at all relevant times Co-Chairman of the Board of Micro General.

         7. Patrick F. Stone ("Stone") is and was at all relevant times Co-Chairman of the Board of Micro General, as well as President, Chief Operating Officer of Fidelity Financial and Chief Executive Officer of Fidelity Information.


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         8.       Dwayne M. Walker ("Walker"), John R. Snedegar ("Snedegar"),
Richard M. Pickup ("Pickup") and Carl A. Strunk ("Strunk") were and are at all relevant times directors of Micro General.

         9. The defendants named above (the "Individual Defendants"), as officers and/or directors of Company, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS

         10. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class"),

         11. This action is properly maintainable as a class action for the following reasons:

         a) the Class is so numerous that joinder of all members is impracticable. As of March 5, 2002, there were 15,660,000 shares of Micro General common stock and issued and outstanding held by dozens of shareholders of record, other than Fidelity Information or its affiliates, and likely many more beneficial owners.

         b) there are questions of law and fact which are common to the Class, including, inter alia, the following:


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                  (i)      whether defendants have engaged and are continuing to
engage in a plan and scheme to benefit themselves at the expense of the members of the Class;

                  (ii) whether the defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor;

                  (iii) whether defendants have disclosed all material facts in connection with the challenged transaction; and

                  (iv) whether plaintiff and the other members of the Class would be irreparably damaged if defendants are not enjoined from the conduct described herein;

         c) The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

         d) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

         12. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other


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members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

         13. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                     BACKGROUND AND SUBSTANTIVE ALLEGATIONS

         14. Micro General was created in May 1998 as a result of the merger of Micro General and ACS Systems, Inc., a wholly-owned subsidiary of Fidelity Financial. Following the merger, Fidelity Financial owned 81.4% of Micro General's outstanding common stock.

         15. Fidelity Information or its affiliates currently control approximately 71.4% of the voting power of Micro General.

         16. On April 30, 2002, defendant Fidelity Information announced that it would buy Micro General for $260.8 million in stock. Pursuant to the terms of the transaction ("Transaction"), Micro General shareholders will receive 696 shares of Fidelity Information stock for each share of Micro General stock, or $16.648 per share, a premium of only 17% over Micro General's closing price of $16.04 on April 29, 2002. Pursuant to the terms of the Transaction, defendant Foley will be Chairman of the combined company, and defendant Stone will be its Chief Executive.

         17. Defendants are intent on Fidelity Information paying the lowest possible price to Class members, even though they are duty-bound to maximize shareholder value. Defendants have clear and material conflicts of interest in the Transaction.

         18. Because of Fidelity Information control over the Company and Micro General's Board of Directors, Fidelity Information is in a position to dictate the terms of the Transaction. Defendants have conflicts of interest and thus cannot represent or protect the interests of the Company's public shareholders with impartiality and vigor.

         19. The Offer is in furtherance of Fidelity Information wrongful plan to acquire Micro General, which, if not enjoined, will result in the elimination of the public stockholders of Micro General in a transaction that is inherently unfair to them and that is the product of the defendants' conflicts of interest, as described herein. More particularly, the Transaction is in violation of defendants' fiduciary duties and has been timed and structured unfairly to that:

         a) The Transaction is timed to take advantage of the stagnancy decline in the price of Micro General shares, which traded as high as $18.90 per share in August 2001;

         b) defendants, by virtue of, among other things, their voting and ownership power, control and dominate Micro General's Board of Directors;

         c) defendants have unique knowledge of the Company and have access to information denied or unavailable to the class. Without all material information, Class members are unable to determine whether the price offered in the Transaction is fair; and

         d) defendants have violated their duty of fair dealing by manipulating the timing of the Transaction to benefit themselves at the expense of the plaintiff and the class.

         20. Unless enjoined by this Court, defendants will continue to breach their


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fiduciary duties owed to plaintiff and the Class and will consummate the Offer to the irreparable harm of plaintiff and the Class.

         21. Plaintiff and the other members of the Class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

         A. Declaring this to be a proper class action and naming plaintiff as Class representative;

         B. Granting preliminary and permanent injunctive relief against the consummation of the Offer as described herein;

         C. In the event the Offer is consummated, rescinding the transaction or awarding rescissory damages;

         D. Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

         E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiffs reasonable attorneys and experts fees; and

         F. Granting such other and further relief as may be just and proper.


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         Dated: April 30, 2002            ROSENTHAL MONHAIT GROSS
                                              & GODDESS, P.A.

                                          By: /s/ Carmella P. Keener
                                             -----------------------------------
                                                 919 N. Market St., Suite 1401
                                                 P.O. Box 1070
                                                 Wilmington, DE 19899
                                                 (302) 65&4433

                                                 Attorneys for Plaintiff


OF COUNSEL:

ENTWISTLE & CAPPUCCI LLP
299 Park Avenue
New York, NewYork 10171
(212) 894-7200



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